Exhibit 99.44

Stikeman Elliott LLP Barristers & Solicitors

5300 Commerce Court West, 199 Bay Street, Toronto, Canada M5L 1B9

Tel: (416) 869-5500 Fax: (416) 947-0866 www.stikeman.com

BY SEDAR	October 27, 2010

British Columbia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Dear Sirs and Mesdames:

Re:      Short Form Prospectus of Lake Shore Gold Corp. (the “Company”)

We refer you to the short form prospectus of the Company, dated October 27, 2010 (the “Prospectus”) relating to the distribution by Hochschild Mining plc of 109,000,000 common shares of the Company.

We consent to being named in the Prospectus on the face page of the Prospectus and in connection with the legal opinions set out under the heading “Eligibility for Investment”, which opinions are provided as of the date of the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are (i) derived from our legal opinions provided in the Prospectus, or (ii) within our knowledge as a result of the services performed by us in connection with such opinions.

This letter is provided pursuant to the requirements of applicable securities legislation and is solely for the information of the addressees and is not to be generally disseminated, or relied on by any other person or for any other purpose.

Yours truly,

TORONTO

MONTREAL

(Signed) “Stikeman Elliott LLP”

OTTAWA

CALGARY

VANCOUVER

NEW YORK

LONDON

SYDNEY